Swiftmerge Acquisition Corp.

4318 Forman Avenue

Toluca Lake, CA 91602

June 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kellie Kim

Kristina Marrone

Re:	Swiftmerge Acquisition Corp.

Form 10-K for the year ended December 31, 2023

Filed April 1, 2024

File No. 001-41164

Dear Ms. Kim and Ms. Marrone:

Swiftmerge Acquisition Corp. (the “Company”) hereby acknowledges receipt of the comment letter dated June 17, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on April 1, 2024 (the “Annual Report”). The Company hereby submits this letter in response to the Comment Letter.

Concurrent with the submission of this letter, the Company is filing via EDGAR an amendment to the Annual Report (“Amendment No. 1”) on Form 10-K/A, which reflects the Company’s response to the comment received by the Staff.

For ease of review, we have set forth below the numbered comment from the Comment Letter and the Company’s response thereto.

Form 10-K for the year ended December 31, 2023

Item 9A. Controls and Procedures, page 66

1.	Please amend your filing to provide management’s report on internal control over financial reporting pursuant to Item 308 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that management of the Company had performed the assessment of internal control over financial reporting as of December 31, 2023 but that the Company inadvertently excluded disclosures related to management’s report of that assessment from its Annual Report. In response to the Staff’s comment, the Company has amended and restated its disclosure in Part II, Item 9A of the Annual Report to include management’s report on internal control over financial reporting pursuant to Item 308 of Regulation S-K on page 1 of Amendment No. 1.

We appreciate the Staff’s comment and request the Staff contact Grant J. Levine of Greenberg Traurig, P.A. at (954) 768-8209 or levineg@gtlaw.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Christopher J. Munyan
Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.